EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

June 30, 2014

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
Expressed in Canadian Dollars

	June 30, 2014	December 31, 2013
ASSETS

Current
Cash and cash equivalents	$9,688,653	$12,683,069
Investments (Note 4)	1,031,879	1,229,085
Receivables (Note 5)	1,313,245	1,576,535
Prepaid expenses	121,846	113,256
Total current assets	12,155,623	15,601,945

Non-current
Restricted cash (Note 3)	204,615	528,945
Property and equipment (Note 6)	850,322	1,185,414
Investment in associated companies (Note 7)	3,461,194	3,960,650
Investments (Note 4)	704,762	200,000
Exploration and evaluation assets (Note 8)	3,031,368	3,031,368
Royalty interest (Note 9)	34,268,158	35,063,725
Reclamation bonds (Note 10)	816,449	770,894
Goodwill (Note 11)	9,596,092	9,625,795
Other assets	104,484	104,484
Total non-current assets	53,037,444	54,471,275

TOTAL ASSETS	$65,193,067	$70,073,220

LIABILITIES

Current
Accounts payable and accrued liabilities	$523,460	$649,843
Advances from joint venture partners (Note 12)	213,061	734,103
Total current liabilities	736,521	1,383,946

Non-current
Deferred income tax liability	10,471,746	10,710,552

TOTAL LIABILITIES	11,208,267	12,094,498

SHAREHOLDERS' EQUITY
Capital stock (Note 13)	116,376,525	116,151,675
Commitment to issue shares	551,107	544,877
Reserves	12,001,360	11,264,150
Deficit	(74,944,192)	(69,981,980)
TOTAL SHAREHOLDERS' EQUITY	53,984,800	57,978,722

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$65,193,067	$70,073,220

Nature of operations (Note 1)
Event after the reporting date (Note 18)

Approved on behalf of the Board of Directors on August 12, 2014

Signed:	“David M Cole”	Director	Signed:	“George Lim”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
Expressed in Canadian Dollars

	Three months	Three months	Six months		Six months
	ended	ended	ended		ended
	June 30, 2014	June 30, 2013	June 30, 2014		June 30, 2013

ROYALTY INCOME	$567,663	$577,558	$1,222,381 $		1,515,530
Cost of sales
			-
Gold tax	(28,383)	(28,869)	(61,119)		(74,631)
Depletion	(320,015)	(346,452)	(707,472)		(856,584)
Net royalty income	219,265	202,237	453,790		584,315

EXPLORATION EXPENDITURES (Note 8)	2,566,990	2,929,328	4,026,489		5,809,175
Less: recoveries	(1,651,157)	(2,109,651)	(2,083,383)		(3,783,972)
Net exploration expenditures	915,833	819,677	1,943,106		2,025,203

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	218,365	205,905	464,602		321,600
Depreciation (Note 6)	34,568	32,643	69,457		64,841
Investor relations and shareholder information	48,622	41,674	129,308		133,745
Professional fees	60,163	284,528	102,630		494,302
Salaries and consultants	522,151	599,111	1,090,625		1,314,936
Share-based payments (Note 13)	826,935	168,403	878,687		321,963
Transfer agent and filing fees	24,203	38,406	104,939		106,234
Travel	80,708	24,621	169,493		87,379
Total general and administrative expenses	1,815,715	1,395,291	3,009,741		2,845,000

Loss from operations	(2,512,283)	(2,012,731)	(4,499,057)		(4,285,888)

Change in fair value of fair value throught profit or loss investments	(114,519)	(37,047)	45,932		(578,048)
Equity loss in associated companies (Note 7)	(227,056)	(359,084)	(499,456)		(692,716)
Foreign exchange gain (loss)	(7,393)	96,129	(123,912)		103,194
Gain (loss) on investments	-	(964)	(19,049)		101,078
Interest income	23,882	101,528	53,028		155,323
Loss on derecognition and sale of property and equipment	(142,495)	-	(130,918)		-

Loss before income taxes	(2,979,864)	(2,212,169)	(5,173,432)		(5,197,057)
Income tax expense	-	(150,528)	-		(380,391)
Deferred income tax recovery (expense)	185,177	389,034	211,220		370,725

Loss for the period	$(2,794,687)	$(1,973,663)	$(4,962,212	) $	(5,206,723)

Basic and diluted loss per share	$(0.04)	$(0.03)	$(0.07	) $	(0.07)

Weighted average number of common shares outstanding	73,074,685	72,381,199	73,052,031		72,295,724

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
Expressed in Canadian Dollars

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Loss for the period	$(2,794,687)	$(1,973,663)	$(4,962,212)	$(5,206,723)
Other comprehensive gain (loss)
Change in fair value of available-for-sale investments	29,762	-	4,762	-
Currency translation adjustment	(1,349,568)	966,015	(102,876)	1,933,097
Comprehensive loss for the period	$(4,114,493)	$(1,007,648)	$(5,060,326)	$(3,273,626)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
Unaudited – Expressed in Canadian Dollars

	Six month period ended	Six month period ended
	June 30, 2014	June 30, 2013
Cash flows from operating activities
Loss for the period	$(4,962,212)	$(5,206,723)
Items not affecting operating activities:
Interest income received	(53,028)	(155,323)
Unrealized foreign exchange effect on cash and cash equivalents	(52,025)	(132,642)
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	(45,932)	578,048
Commitment to issue bonus shares	231,080	381,647
Bonus shares issued as performance bonuses	-	17,500
Share based payments	835,324	-
Deferred income tax recovery	(211,220)	(370,725)
Income tax expense	-	380,391
Depreciation	173,520	164,117
Depletion of royalty interest	707,472	856,584
Gain (loss) on sale of investments	19,049	(101,078)
Loss on derecognition and sale of property and equipment	130,918	-
Equity loss in associated companies	499,456	692,716
Unrealized foreign exchange (gain) loss	(29,399)	854
Shares received from joint venture partners included in exploration recoveries	(25,000)	-
Changes in non-cash working capital items:
Receivables	263,290	(33,034)
Prepaid expenses	(8,590)	(418,582)
Accounts payable and accrued liabilities	(126,384)	(756,215)
Advances from joint venture partners	(196,712)	13,171
Total cash used in operating activities	(2,850,393)	(4,089,294)

Cash flows from investing activities
Acquisition of exploration and evaluation assets, and option payments received	-	(52,326)
Interest received on cash and cash equivalents	53,028	155,323
Proceeds from sale of other assets	-	12,179
Purchase and sale of held-for-trading investments, net	265,825	(560,405)
Purchase of available-for-sale financial instruments	(500,000)	-
Purchase of investments in assocaited companies		(2,105,784)
Purchase of royalty interest	-	(200,000)
Restricted cash	-	45
Purchase and sale of property and equipment, net	30,654	(3,688)
Reclamation bonds	(45,555)	(249,894)
Total cash provided by (used in) investing activities	(196,048)	(3,004,550)
Cash flows from financing activities
Proceeds from options exercised	-	202,600
Total cash provided by financing activities	-	202,600

Effect of exchange rate changes on cash and cash equivalents	52,025	132,642
Change in cash and cash equivalents	(2,994,416)	(6,758,602)
Cash and cash equivalents, beginning	12,683,069	21,699,983
Cash and cash equivalents, ending	$9,688,653	$14,941,381

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
Expressed in Canadian Dollars

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	8,569,269$	$2,694,881	$(69,981,980)	$57,978,722
Shares issued as bonus shares	173,000	224,850	(224,850)	-	-	-	-
Commitment to issue shares	-	-	231,080	-	-	-	231,080
Share based payments	-	-	-	835,324	-	-	835,324
Foreign currency translation adjustment	-	-	-	-	(102,876)	-	(102,876)
Change in fair value of financial instruments	-	-	-	-	4,762	-	4,762
Loss for the period	-	-	-	-	-	(4,962,212)	(4,962,212)
Balance as at June 30, 2014	73,153,209	$116,376,525	$551,107	9,404,593$	$2,596,767	$(74,944,192)	$53,984,800

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	($55,999,368)	$68,368,669
Shares issued as bonus shares	198,168	415,633	(415,633)	-	-	-	-
Shares issued on exercise of stock options	196,000	202,600	-	-	-	-	202,600
Share based payments	-	93,992	-	(93,992)	-	-	-
Reclassification of fair value of options exercised	10,000	17,500	-	-	-	-	17,500
Commitment to issue shares	-	-	381,647	-	-	-	381,647
Foreign currency translation adjustment	-	-	-	-	1,933,097	-	1,933,097
Loss for the period	-	-	-	-	-	(5,206,723)	(5,206,723)
Balance as at June 30, 2013	72,456,040	$115,143,726	$1,063,206	8,362,377$	$2,333,572	$(61,206,091)	$65,696,790

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the investment in a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these condensed consolidated interim financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on its exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of its exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2013.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2013.

The Company has adopted the following new and revised standards, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions:

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

IAS 32 Financial instruments: presentation was amended to clarify the requirement for offsetting of financial assets and financial liabilities. The adoption of this amendment did not result in any impact to the Company’s financial statements.

IAS 36 Impairment of assets was amended to remove the requirement of disclosing recoverable amounts when a cash generating unit (“CGU”) contains goodwill or indefinite lived intangible assets but there has been no impairment. This amendment also requires additional disclosure of recoverable amounts of an asset of CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed. The adoption of this amendment did not result in any impact to the Company’s financial statements.

IFRIC 21 Levies (“IFRIC 21”), an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of IFRIC 21 did not result in an adjustment to the Company’s condensed consolidated interim financial statements

Accounting pronouncements not yet effective

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Significant Judgments and Estimates

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2014 are consistent with those applied in the Company’s December 31, 2013 audited consolidated financial statements.

3. RESTRICTED CASH

At June 30, 2014, the Company classified $204,615 (December 31, 2013 - $528,945) as restricted cash. This amount is comprised of $148,335 (December 31, 2013 - $148,334) held as collateral for its corporate credit cards, $50,960 (December 31, 2013 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $5,320 (December 31, 2013 - $329,651) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA and Haiti.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

4. INVESTMENTS

At June 30, 2014, the Company had the following investments:

		Accumulated
June 30, 2014	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,939,900	$(908,021)	$1,031,879
Available-for-sale
Marketable securities	980,000	(275,238)	704,762
Total investments	$2,919,900	$(1,183,259)	$1,736,641

At December 31, 2013, the Company had the following investments:

		Accumulated
December 31, 2013	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,180,725	$(951,640)	$1,229,085
Available-for-sale
Marketable securities	480,000	(280,000)	200,000
Total investments	$2,660,725	$(1,231,640)	$1,429,085

5. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	June 30, 2014	December 31, 2013
Royalty income receivable	$89,089	$186,298
Refundable taxes	934,433	999,869
Recoverable exploration expenditures and advances	115,264	248,597
Other	174,459	141,771
Total	$1,313,245	$1,576,535

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	June 30, 2014	December 31, 2013
Canadian Dollars	$64,344	$81,384
US Dollars	1,099,750	1,329,075
Turkish Lira	129,518	140,412
Swedish Krona	13,544	22,418
Other	6,089	3,246
Total	$1,313,245	$1,576,535

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

6. PROPERTY AND EQUIPMENT

During the six month period ended June 30, 2014, depreciation of $104,063 (2013 - $99,276) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2013	91,713	177,352	6,023	308,888	572,443	552,277	1,708,696
Additions	-	-	-	-	-	-	-
Disposals and derecognition	-	-	-	(151,705)	-	(137,761)	(289,466)
As at June 30, 2014	91,713	177,352	6,023	157,183	572,443	414,516	1,419,230

Accumulated depreciation
As at December 31, 2013	$72,987	$106,016	$-	$141,616	$202,663	$-	$523,282
Additions	15,631	16,511	6,208	77,536	57,634	-	173,520
Disposals and derecognition	-	-	-	(127,894)	-	-	(127,894)
As at June 30, 2014	$88,618	$122,527	$6,208	$91,258	$260,297	$-	$568,908
Net book value
As at December 31, 2013	$18,726	$71,336	$6,023	$167,272	$369,780	$552,277	$1,185,414
As at June 30, 2014	$3,095	$54,825	$(185)	$65,925	$312,146	$414,516	$850,322

7. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed Exploration Company. At June 30, 2014, the Company’s investment in the joint venture was $Nil (December 31, 2013 - $Nil). The Company’s share of the net loss of the joint venture for the six month period ended June 30, 2014 and 2013 was $Nil.

The Company also has a 40.96% equity investment in IG Copper, LLC (“IGC”). At June 30, 2014, the Company has paid $6,829,309 towards its investment (December 31, 2013 - $6,829,309). At June 30, 2014, the Company’s investment less its share of accumulated equity losses was $3,461,194 (December 31, 2013 - $3,960,650). The Company’s share of the net loss for the six months ended June 30, 2014 was $499,456 (2013 - $692,716).

The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at June 30, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

June 30, 2014	Turkish Co	IGC
Aggregate assets	$142,256	$4,503,530
Aggregate liabilities	(203,670)	(1,046,770)
Income (loss) for the period	(55,687)	(1,219,375)
The Company's ownership %	49.00%	40.96%
The Company's share of loss for the period	-	(499,456)

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

7. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at December 31, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2013	Turkish Co	IGC
Aggregate assets	$105,489	$5,977,484
Aggregate liabilities	(142,811)	(958,317)
Income (loss) for the year	11,247	(5,297,700)
The Company's ownership %	49.00%	40.96%
The Company's share of loss for the year	-	(2,093,823)

8. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At June 30, 2014 and December 31, 2013, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	June 30, 2014	December 31, 2013
Asia Pacific	Various	$81,124	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Trab	78,587	78,587
United States	Jasper Canyon, Arizona	235,856	235,856
of America	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095

Total		$3,031,368	$3,031,368

Changes During the Six Month Period Ended June 30, 2014

In February 2014, the Company signed an exploration and option agreement with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to acquire EMX’s Koonenberry exploration licenses in New South Wales, Australia. NQM will bear responsibility of satisfying all existing work commitments and honoring all underlying property agreements during the term of the Agreement. NQM has the option to earn a 100% interest in the EMX subsidiary that holds the licenses, with EMX retaining a 3% production royalty.

In May 2014, the Company signed an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Lomitas Negras porphyry copper project with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. Kennecott can earn a 100% interest in the project by completing US$4,500,000 in exploration expenditures and paying escalating option payments totaling US$900,000 within five years after the date of the Agreement, after which EMX will retain a 2% net smelter return (“NSR”) royalty.

In June 2014, the Company signed an exploration and option agreement through its wholly-owned subsidiary Bronco Creek Exploration, Inc., with Ely Gold and Minerals Inc. (“Ely Gold”) (TSX Venture: ELY) for EMX’s Cathedral Well gold project. Ely Gold can earn a 100% interest in the project by paying EMX a total of US $100,000 as follows: US $25,000 (received) upon execution of the agreement and US $75,000 over the next three years, after which EMX will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the six month period ended June 30, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Sweden		Desert Star									Other *	Total
		Vale		Other USA	Total	Akarca	Other	Total	Neavesville	Other	Total
			Resources
Administration Cost	$60,321	$360	$184	$69,266	$69,810	$2,625	$24,221	$26,846	$6,239	$2,612	$8,851	$82,964	$248,792
Assays	77	1,142	6,714	493	8,349	50	607	657	-	-	-	11,239	20,322
Drilling / Trenching	22,989	407,270		292,512	699,782	-	-	-	79,683	-	79,683	-	802,454
Logistics	25,426	339,105	11,025	56,611	406,741	8,362	42,356	50,718	16,394	25,425	41,819	14,820	539,524
Personnel	297,719	78,488	59,157	401,778	539,423	111,351	260,884	372,235	111,558	58,566	170,124	34,333	1,413,834
Property Cost	44,227	164	8,613	101,077	109,854	99,587	17,456	117,043	4,234	9,512	13,746	42,849	327,719
Professional Services	54,081	-	-	6,118	6,118	10,102	40,629	50,731	11,949	11,574	23,523	27,650	162,103
Share Based Payments	28,910	-	-	106,534	106,534	-	6,973	6,973	-	12,392	12,392	32,908	187,717
Technical Studies	10,380	8,599	14,966	1,725	25,290	116	3,068	3,184	6,001	6,429	12,430	177,045	228,329
Travel	37,348	-	-	7,983	7,983		3,969	3,969	21,688	7,618	29,306	17,089	95,695
Total Expenditures	581,478	835,128	100,659	1,044,097	1,979,884	232,193	400,163	632,356	257,746	134,128	391,874	440,897	4,026,489
Recoveries	-	(899,043)	(123,511)	(404,447)	(1,427,001)	-	-	-	-	-	-	-	(1,427,001)
Operator fees	-	(79,176)	(12,429)	(31,500)	(123,105)	-	-	-	-	-	-	-	(123,105)
Option Payments	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Property Income	(208,288)	-	(537)	(36,598)	(37,135)	(258,502)	(29,352)	(287,854)	-	-	-	-	(533,277)
Total Recoveries	(208,288)	(978,219)	(136,477)	(472,545)	(1,587,241)	(258,502)	(29,352)	(287,854)	-	-	-	-	(2,083,383)
Net Expenditures	$373,190	$(143,091)	$(35,818)	$571,552	$392,643	$(26,309)	$370,811	$344,502	$257,746	$134,128	$391,874	$440,897	$1,943,106

* Significant components of “Other” exploration expenditures for the six month period ended June 30, 2014 were Austria - $195,641 and Georgia -$77,259.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

8. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration Expenditures (continued)

During the six month period ended June 30, 2013, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden			USA					Turkey			Asia Pacific
															Other *	Total
	Antofagasta	Other	Total	Vale	Geonovus	Alaska	Other USA	Total	Akarca	Other	Total	Koonenbury	Other	Total
Administration Cost	$47,168	$16,182	$63,350	$18,658	$78	$-	$58,167	$76,903	$62,281	$13,047	$75,328	$3,099	$1,114	$4,213	$94,509	$314,303
Assays	500	37	537	3,144	419	-	1,539	5,102	37,365	6,019	43,384	9,420	-	9,420	-	58,443
Drilling / Trenching	184,327	2,372	186,699	692,842	345,180	-	100,535	1,138,557	65,448	42,369	107,817	-	-	-	-	1,433,073
Logistics	42,524	20,464	62,988	514,350	18,190	-	18,619	551,159	74,684	47,463	122,147	36,903	6,143	43,046	100,670	880,010
Personnel	276,005	12,741	288,746	194,058	90,156	-	330,982	615,196	217,117	124,377	341,494	94,418	14,192	108,610	407,569	1,761,615
Property Cost	147,721	65,622	213,343	-	15,196	40,154	116,383	171,733	100,694	7,489	108,183	31,140	3,950	35,090	13,228	541,577
Professional Services	49,026	5,845	54,871	-	-	-	5,672	5,672	51,585	138,244	189,829	16,101	21,465	37,566	125,301	413,239
Share Based Payments	-	22,107	22,107	-	-	-	33,970	33,970	-	-	-	-	30,356	30,356	(9,249)	77,184
Technical Studies And Consultants	2,316	-	2,316	383	28,043	11,747	1,985	42,158	71,529	16,878	88,407	7,634	10,073	17,707	51,287	201,875
Travel	37,130	17,011	54,141	205	44	-	17,616	17,865	-	17,355	17,355	7,679	2,947	10,626	27,869	127,856
Total Expenditures	786,717	162,381	949,098	1,423,640	497,306	51,901	685,468	2,658,315	680,703	413,241	1,093,944	206,394	90,240	296,634	811,184	5,809,175
Recoveries	(863,340)	-	(863,340)	(1,464,145)	(525,717)	-	-	(1,989,862)	-	(219,376)	(219,376)	-	(2,095)	(2,095)	(9,864)	(3,084,537)
Operator fees	(60,434)	-	(60,434)	(118,147)	(52,681)	-	-	(170,828)	-	-	-	-	-	-	-	(231,262)
Other Property Income	(17,630)	-	(17,630)	(31,917)	(152,688)	-	(12,772)	(197,377)	(253,166)	-	(253,166)	-	-	-	-	(468,173)
Total Recoveries	(941,404)	-	(941,404)	(1,614,209)	(731,086)	-	(12,772)	(2,358,067)	(253,166)	(219,376)	(472,542)	-	(2,095)	(2,095)	(9,864)	(3,783,972)
Net Expenditures	$(154,687)	$162,381	$7,694	$(190,569)	$(233,780)	$51,901	$672,696	$300,248	$427,537	$193,865	$621,402	$206,394	$88,145	$294,539	$801,320	$2,025,203

* Significant components of “Other” exploration expenditures for the six month period ended June 30, 2013 were Brazil - $400,612; Georgia - $100,061; Haiti - $202,328 and Austria - $73,153.

** During the six month period ended June 30, 2013, the Company received from Dedeman US $200,000 in advance royalty payments that were due August 7, 2011 and August 7, 2012.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

9. ROYALTY INTEREST

Changes in royalty interest for the six month period ended June 30, 2014:

Balance, December 31, 2013	$35,063,725
Adjusted for:
Depletion	(707,472)
Cumulative translation adjustments	(88,095)
Balance, June 30, 2014	$34,268,158

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the six month period ended June 30, 2014, $1,222,381 (2013 - $1,515,530) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets requires that the Company estimates the fair value less cost of disposal of these assets. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As at June 30, 2014 there were no circumstances to suggest that the carrying amounts of the non-current assets were impaired.

10. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that the Company has no decommissioning or restoration provisions related to the properties for the periods presented.

	June 30, 2014	December 31, 2013
Australia - various properties	$81,800	$57,881
Sweden - various properties	7,987	7,884
Turkey - various properties	283,711	238,356
U.S.A - various properties	442,951	466,773
Total	$816,449	$770,894

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

11. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Change in goodwill for the six month period ended June 30, 2014:

Balance, December 31, 2013	$9,625,795
Adjusted for:
Cumulative translation adjustment	(29,703)
Balance, June 30, 2014	$9,596,092

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	June 30, 2014	December 31, 2013
U.S.A.	$213,061	$516,328
Sweden	-	212,225
Haiti	-	5,550
Total	$213,061	$734,103

13. CAPITAL STOCK

Authorized

As at June 30, 2014, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

For the six month period ended June 30, 2014, the Company issued:

•	173,000 shares valued at $224,850 in lieu of cash remuneration to employees of the Company applied to commitment to issue shares.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

13. CAPITAL STOCK (Continued)

Stock Options

During the six month period ended June 30, 2014, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2013	3,995,700	$2.36
Granted	1,545,500	1.20
Cancelled and expired unexercised	(23,000)	1.89
Balance as at June 30, 2014	5,518,200	2.04
Number of options exercisable as at June 30, 2014	5,518,200

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2014:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	917,500	917,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	38,200	38,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,218,000	1,218,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	40,000	40,000	2.10	December 11, 2016
July 5, 2012	80,000	80,000	1.96	July 5, 2017
August 22, 2012	951,500	951,500	1.94	August 22, 2017
October 16, 2012	77,000	77,000	2.44	October 16, 2017
April 25, 2014	1,528,000	1,528,000	1.20	April 24, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019

Total	5,518,200	5,518,200

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

13. CAPITAL STOCK (Continued)

Share-based Payments

During the six month period ended June 30, 2014, the Company recorded aggregate share-based payments of $1,066,404 (2013 - $399,147) as they relate to the fair value of stock options granted, fair value of performance bonus shares, and the accrual for the fair value of bonus shares granted.

	General and
	Administrative	Exploration
Six months ended June 30, 2014	Expenses	Expenditures	Total

Commitment to issue bonus shares	$217,849	$13,231	$231,080
Fair value of stock options granted	660,838	174,486	835,324
	$878,687	$187,717	$1,066,404

	General and
	Administrative	Exploration
Six months ended June 30, 2013	Expenses	Expenditures	Total

Commitment to issue bonus shares	$304,463	$77,184	$381,647
Shares issued as performance bonuses	17,500	-	17,500
	$321,963	$77,184	$399,147

The weighted average fair value of the stock options granted during the six month period ended June 30, 2014 was $0.54 per stock option (2013 - $nil per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Six month period ended	Year ended
	June 30, 2014	December 31, 2013
Risk free interest rate	1.47%	0.00%
Expected life (years)	5	-
Expected volatility	51.75%	0.00%
Dividend yield	-	-

Warrants

During the six month period ended June 30, 2014, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2013	13,265,138	3.70
Expired	(4,089,605)	3.10

Balance as at June 30, 2014	9,175,533	$4.16

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

13. CAPITAL STOCK (Continued)

Warrants (Continued)

As at June 30, 2014, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price		Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88		March 12, 2015
Private placement, November 8, 2010	6,200,000	4.50	(1)	November 8, 2015
Private placement, November 12, 2010	800,000	4.50	(2)	November 12, 2015
Finders warrants, November 8, 2010	255,900	4.50	(1)	November 8, 2015
Total	9,175,533

(1) $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
(2) $3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.

14. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the six months ended June 30, 2014	Salary or Fees	Payments	Total
Management	$441,004	$69,297	$510,301
Outside directors	86,930	4,914	91,844
Seabord Services Corp. *	209,400	-	209,400
Total	$737,334	$74,211	$811,545

		Share-based
For the six months ended June 30, 2013	Salary or Fees	Payments	Total
Management	$461,534	$234,246	$695,780
Outside directors	78,000	21,844	99,844
Seabord Services Corp. *	225,300	-	225,300
Total	$764,834	$256,090	$1,020,924

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities is $1,991 (December 31, 2013 - $2,599) owed to key management personnel and $29,262 (December 31, 2013 - $36,584) to other related parties.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

15. SEGMENTED INFORMATION

The Company operates within the resource industry. At June 30, 2014 and December 31, 2013, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	June 30, 2014	December 31, 2013
Asia Pacific	$81,124	$81,124
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	2,279,942	2,279,942
Total	$3,031,368	$3,031,368

PROPERTY AND EQUIPMENT	June 30, 2014	December 31, 2013
Asia Pacific	$13,054	$110,769
Brazil	-	-
Canada	8,455	15,280
Georgia	8,545	11,011
Haiti	10,867	12,574
Sweden	17,393	23,285
Turkey	45,811	67,373
U.S.A	746,197	945,122
Total	$850,322	$1,185,414

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion are part of a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at June 30, 2014, the Company had working capital of $11,419,102 (December 31, 2013 - $14,217,999). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value (Continued)

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at June 30, 2014, there were no changes in the levels in comparison to December 31, 2013. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$9,688,653	$-	$-	$9,688,653
Restricted cash	204,615	-	-	204,615
Fair value through profit or loss
securities	1,031,879	-	-	1,031,879
Available for sale investments	704,762	-	-	704,762
Total	$11,629,909	$-	$-	$11,629,909

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams and recovery of exploration evaluation costs.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2014 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $26,000.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at June 30, 2014 is as follows:

Translated USD
Accounts	amount
Cash and cash equivalents	$1,957,076
Receivables	1,274,946
Accounts payable and accrued liabilities	(627,575)
Total	$2,604,447

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations is considered immaterial.

Based on the above net exposure as at June 30, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $26,000 in the Company’s pre-tax profit or loss.

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30, 2014	December 31, 2013
Cash	$3,675,494	$3,519,309
Short-term deposits	6,013,159	9,163,760
Total	$9,688,653	$12,683,069

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2014

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

The significant non-cash investing and financing transactions during the six month period ended June 30, 2014 included:

a.	Received 500,000 common shares of Pasinex Resources Limited valued at $25,000 or $0.05 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey;

b.	Recorded a gain through accumulated other comprehensive income of $4,762 related to the fair value adjustments on AFS financial instruments;

c.	Issuance of 173,000 bonus shares valued at $224,850 applied to commitment to issue shares;

d.	Reclassification of $324,330 of restricted cash to cash and cash equivalents for joint venture partner advances expensed in the period; and

e.

Adjusted non-current assets and liabilities for $102,876 related to cumulative translation adjustments (“CTA”), of which $88,095 relates to CTA loss on royalty interest, $29,703 relates to CTA loss on goodwill, $27,586 relates to a CTA gain on deferred tax liability and $12,664 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the six month period ended June 30, 2013 included:

a.	Reclassification of $93,992 of share based payment reserve to share capital from the exercise of stock options;

b.	Issuance of 198,168 bonus shares valued at $415,633 applied to commitment to issue shares; and

c.	Received 500,000 shares of Pasinex Resources Limited valued at $27,500 or $0.06 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey.

18. EVENT AFTER THE REPORTING DATE

Subsequent to June 30, 2014, the Company purchased 142,500 membership units in IGC for US $997,500 or US $7.00 per membership unit. Each membership unit consists of one membership interest and 1 membership interest purchase warrant. Each membership interest purchase warrant entitles the Company to purchase 1 additional membership interest for US $9.00 per member interest for a period of one year.